SCHNEIDER WEINBERGER & BEILLY, LLP

2200 Corporate Boulevard, N.W.

Suite 201

Boca Raton, Florida 33431

telephone (561) 362-9595

telecopier (561) 361-9612

email: jim@swblaw.net

April 18, 2008

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Hardy, Branch Chief
Brigitte Lippmann
Jenn Do
Terence O’Brien

Re:	Gold Horse International, Inc. (the “Company”)
Registration Statement on Form SB-2
File No. 333-148827
Form 10-KSB for the year ended June 30, 2007
File No. 0-30311

Ladies and Gentlemen:

We are counsel to the Company in connection with the above-referenced filings. The Company is in receipt of the staff’s letter of comment dated February 21, 2008 on the above-referenced filings. The Company has filed Amendment No. 1 to the Registration Statement on Form S-1 which contains revisions in response to the staff’s comments as well as updated financial statements. Following are the Company’s responses to such comments; under separate cover the Company is delivering hard copies of such filing marked to show the changes and keyed to the staff’s comments.

General

1.

We note that you are registering the sale of 10,285,470 shares. Because of the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, it appears that the transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of the shares, please identify the selling security holders as underwriters and include a fixed price at which they will sell the securities or reduce the size of the offering.

RESPONSE:    The Company has reduced the number of common shares registered for resale to 6,786,320 shares relating to the below issuances:

•	3,781,754 shares issuable upon conversion of the debentures,
•	325,191 shares issuable as interest payments on the debentures, and
•	2,679,375 issuable upon exercise of the warrants.

Based on this reduction, as well as responses to comments 18, 32 and 33, we do not believe that the registered shares to be covered by the registration statement would represent a primary offering.

2.

Please disclose the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

RESPONSE:    As requested, Amendment No. 1 has been revised to include disclosure of the total dollar value of the securities underlying the convertible notes that the Company has included in the registration statement. Please see page 6.

3.

Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please disclose the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to the selling shareholders and any of their affiliates in the first year following the sale of the convertible notes.

RESPONSE:    As requested, Amendment No. 1 has been revised to include tabular disclosure of the dollar amount of each payment made in connection with the sale of the 10% secured convertible debentures to the parties specified in the staff’s comment as well as tabular disclosure of the net proceeds to the Company and total possible payments to selling security holders and any affiliates during the first year following the transaction. Please see pages 6 and 7 of Amendment No. 1.

4.	Please provide tabular disclosure of:

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;
•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:
•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and
•

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);
•

the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underling the convertible notes;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholder may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

RESPONSE:    As requested, Amendment No. 1 includes the requested tabular disclosure of the possible profit the selling security holders could realize as a result of the conversion discount for the shares of common stock underlying the 10% secured convertible debentures. Please see page 7 of Amendment No. 1.

5.	Please provide tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder of any affiliates of the selling shareholders presented in the table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;
•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•             if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE:    Amendment No. 1 has been revised to provide the requested tabular disclosure of the total possible profit to be realized as a result of any exercise of the warrants issued to the selling security holders in conjunction with the sale of the 10% secured convertible debentures. Please see page 7. Neither the selling security holders nor any affiliates of the selling security holders hold any other warrants, options, notes or other convertible securities of the Company other than the 10% secured convertible debentures and related warrants.

6.        Please provide tabular disclosure of:

•	the gross proceed paid or payable to the issuer in the convertible notes transaction;
•	all payment that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3;
•	the resulting net proceeds to the issuer; and
•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholders that is disclosed in response to Comment 4 and Comment 5.

Further, please provide disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to Comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes as well as the amount of that resulting percentage averaged over the term of the convertible notes.

RESPONSE:	The requested tabular disclosure has been added to Amendment No. 1. Please see page 8.

7.

Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliate of these selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction,
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
•

the percentage of total issued and outstanding securities that were issued or issuable in the transactions (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE:    The Company (or any predecessor) has not been a party to any prior securities transactions before the sale of the 10% secured convertible debentures with any selling security holder named in the registration statement, any affiliates of the selling security holders or any person with whom any selling security holder has a contractual relationship regarding the transaction, including any predecessors of those persons. Disclosure has been added to Amendment No. 1 in response to this comment; please see page 8. One selling security holder owns shares of the Company’s common stock which it purchased in open market transactions in the ordinary course of its business and such ownership is reflected in Amendment No. 1.

8.        Please provide tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholder in prior registration statements;
•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholders; and
•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options or warrants.

RESPONSE:	The requested tabular disclosure has been added to Amendment No. 1. Please see page 9.

9.	Please provide the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make payments on the overlying securities; and
•

whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have any existing short position in the company’s common stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and
•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

RESPONSE:    As requested, Amendment No. 1 contains the disclosure (i) regarding the Company’s intention to make all payments overlying the 10% secured convertible debentures, and (ii) information on any existing short positions in the Company’s stock held by a selling security holder. Please see page 9.

10.	Please provide:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction(or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE:    Other than related to the sale of the 10% secured convertible debentures, the Company (including any predecessor) has not had any relationship during the past three years with any selling security holder, any affiliate of any selling security holder or any person with whom any selling security holder has a contractual relationship related to the 10% secured convertible debenture and disclosure regarding same has been added to Amendment No. 1. Amendment No. 1 has also been revised to confirm that the Company has included as exhibits to the registration statement all agreements between the Company and the selling security holders. Please see page 9.

11.       Please note that “SB” registration statement filed on or after February 4, 2008 must comply with the requirements adopted by the Commission and published in Release No. 33-8876 (Dec. 19, 2007) entitled “Smaller Reporting Company Regulatory Relief and Simplification.” Therefore, in your next amendment, please revise the registration statement cover page to reflect that you are filing a Form S-1; however, you will be able to continue using the disclosure format and content based on the “SB” form until six months after the February 4, 2008 effective date. For guidance, you may wish to refer to our compliance guide, which is available on our website at: http://www.sec.gove/info/smallbus/secg/smrepcoysguid.pdf.

RESPONSE:    The registration statement cover page has been revised to reflect that the Company is filing a registration statement on form S-1/A. The Company is continuing to use the disclosure format and content based upon the “SB” form in this filing as permitted.

12.

We note that the Levie Valuation Report, available through your website, contains a statement regarding the estimated fair market value of the company. Please consider revising the content of your website so that information is properly archived as contemplated by Rule 433(e(2).

RESPONSE:	The Company has revised the content of the web site to remove the Levie Valuation Report.

Prospectus Summary, page 2

13.

Please briefly describe the development of your business during the past three years, including the history and business of Speedhaul, Inc., and Genesis Technology Group, Inc.’s active role in the company’s management and business activities. Also describe any material agreement relating to the reverse mergers or other material reclassifications of the company, such as the 2006 agreement and plan of share exchange between Gold Horse and Genesis and its subsequent termination. We note disclosure regarding these relationships and transactions in press releases and other EDGAR filings.

RESPONSE:    The prospectus summary section of Amendment No. 1 has been revised to include the requested brief description of the Company’s business during the past three years and the involvement of Genesis Technology Group, Inc. with Gold Horse Nevada. Please see pages 3 and 4.

14.

Please briefly describe, in plain English, the construction, hotel and real estate businesses of the Jin Ma Companies. Also describe your other subsidiaries and the business or purpose of these subsidiaries and your organization structure.

RESPONSE:	The requested additional disclosure has been added to Amendment No. 1; please see page 2.

15.	Please briefly describe in the Summary, the material terms of the Contractual Arrangements and their termination dates.

RESPONSE:    Disclosure of the material terms of the Contractual Arrangements and their termination dates has been added in Amendment No. 1.; please see pages 2 and 3.

16.	Please add a diagram in this section that depicts your current organizational structure, including the ownership of the assets held by the Jin Ma Companies and your president and CEO.

RESPONSE:    As requested a diagram depicting the organizational structure including the ownership of assets held by the Jin Ma Companies and Mr. Yang has been added. Please see page 3.

About the Offering, page 3

17.	Please briefly describe the material terms of the securities related to the convertible debenture transaction.

RESPONSE:    Disclosure of the material terms of the 10% secured convertible debentures and the warrants issued therewith has been added to Amendment No. 1; please see pages 5.

18.	Please describe the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

RESPONSE:    Regarding the initial filing, investor counsel and we were aware of the existing interpretations of Rule 415 by the staff. However, given the recent amendments to Rule 144 and the new flexibility provided, we were not certain whether the staff would be re-evaluating its position, and that greater latitude might be afforded to sales under a registration statement and the concomitant protections afforded thereby in contrast to Rule 144 transactions. Inasmuch as we did not have sufficient time to posit the issue to the staff, we provided in the registration statement for the resale of the number of shares included, but not a majority of the shares that might be issued as part of the investment.

Management’s Discussion and Analysis, page 19

Recent Accounting Pronouncements, page 23

19.

You state that you are required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. You also state that you are currently assessing the impact, if any, that the adoption of SFAS 158 will have on your financial statements. Please review your disclosure to clarify, if true, that because you do not contribute toward a pension plan for your employees, the initial recognition and required disclosures required by SFAS 158 are not applicable at this time.

RESPONSE:    As neither the Company nor the Jin Ma Companies contribute toward any pension plan for their employees, the disclosure in Amendment No. 1 has been revised to state that the initial recognition and required disclosures by SFAS 158 are not applicable. Please see page 30.

Results of Operations, page 24

20.

On page 25 you state that for the construction segment, cost of sales as a percentage of net revenues was 16% for the period ended September 30, 2006. However, it appears the correct percentage is 84%. Please advise or revise accordingly.

RESPONSE:    As set forth above, Amendment No. 1 contains updated interim financial statements for the period ended December 31, 2007 and 2006; accordingly, the previous typographical error cited in the staff’s comment no longer appears in the document. The comparable disclosure of a discussion of costs of sale for the three and six months ended December 31, 2007 an 2006 appears on pages 32 and 34 of Amendment No. 1.

21.

You mention hotel operating expenses in your discussion of bad debt expense for the year ended June 30, 2007, on page 28. Please tell us how hotel operating expenses relate to bad debt expense or delete the reference.

RESPONSE:    Amendment No. 1 has been revised to delete the typographical error referring to hotel operating expenses. Please see page 37.

22.

We note the decrease in general and administrative expenses approximated 59% for each of the interim and annual periods presented, as discussed on pages 26 and 29. You state the decrease is attributable to a decrease in office supplies and expenses and other general and administrative expenses. Please tell us how such a significant decline in general and administrative expenses is reasonable, given the Company’s growth in those periods. Please also clarify whether the aggregate reduction in office supplies and expenses and other general and administrative expenses of $99,591 is included in the total decrease of $187,908, for the year ended June 30, 2007, as discussed on page 29.

RESPONSE:    In Amendment No. 1 the Company has clarified the disclosure. Please see pages 33 and 35 of Amendment No. 1.

Liquidity and Capital Resources, page 29

23.

You discuss liquidity and capital resources for only the three months ended September 30, 2007. Please revise your disclosure to include analysis for the full fiscal years presented. Ensure that your discussion of cash flows from operations includes a detailed analysis of material activity therein. Refer to Item 303(a) of Regulation S-K.

RESPONSE:    Amendment No. 1 has been revised to include the cash flow analysis for the full fiscal years presented which also contains a detailed analysis of material activities in cash flows from operating activities for both the interim and fiscal year periods. Please see pages 38 through 42 of Amendment No. 1.

24.	On page 29, you discuss the decrease in your working capital position of $1.6 million. Please explain the reason for reclassification of the related party receivables and other items.

RESPONSE:    In connection with the repayment of related party receivable balances at June 30, 2007, it was management’s intent to collect these balances prior to December 31, 2007. However, as of September 30, 2007 as well as December 31, 2007 these balance had not been repaid and there was no indication that the balances would be repaid within one year. Accordingly, the Company classified these balances to a long-term receivable. Additional clarifying disclosure has been added to Amendment No. 1. Please see page 39.

25.

On page 21 you briefly discuss your allowance for doubtful accounts in the amounts of $822,634 and $816,140 on long-term accounts receivable and other receivable balances, respectively, at September 30, 2007. Given the materiality of receivables to total assets and operating cash flows, please tell us and disclose for both the long-term accounts receivable and other receivable: i) the number of separate receivables that are aggregated into each of these line items, ii) the nature of these receivables and the terms of payments, and iii) whether the allowance covers all balances deemed at risk.

RESPONSE:    As requested, Amendment No. 1 has been revised to include a discussion of long-term accounts receivable and other receivables including i) the number of separate receivables that are aggregated into each of these line items, ii) the nature of these receivables and the terms of payments, and iii) whether the allowance covers all balances deemed at risk. Please see pages 28 and 39.

Contractual Obligations and Off-Balance Sheet Arrangements, page 30

26.       Please revise your table on page 31 to include your interest commitments under your interest-bearing debt in this table, or provide textural discussion of this obligation below the table. If you provide a textural discussion, the discussion you quantify the interest payment using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

RESPONSE:    Amendment No. 1 has been revised to include the interest commitments in the table. Additionally, the Company has included appropriate disclosure with respect to its assumptions of estimated variable rate interest payments. Please see page 42 of Amendment No. 1.

27.	Please revise your disclosure on page 32 to clarify that you have no off-balance sheet arrangements.

RESPONSE:    As requested, Amendment No. 1 has been revised to clarify that the Company does not have any off balance sheet arrangements. Please see page 43.

Recent Capital Raising Transactions, page 32

28.

Please tell us whether you have recorded a beneficial conversion option related to the convertible debentures. We note that the debentures are convertible at any time at the option of the holder into shares of your common stock based upon a conversion rate of $0.344 per share. Tell us how you have considered EITF Issues 00-27 and 98-5.

RESPONSE:     The embedded conversion feature of the convertible debentures does not meet all the characteristics of a derivative instrument as described in paragraphs 6-11 of FASB Statement 133 (“FAS 133”), and therefore, in accordance with paragraph 12(c) of FAS 133, should not be separated from the host contract and accounted for as a derivative. Specifically, the conversion feature is not indexed to the Company’s common stock, and the convertible debenture contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles. In making this evaluation, the Company evaluated the embedded conversion feature’s terms against the requirements of paragraph 12-32 of EITF 00-19 and determined that it met the requirements of an equity instrument and therefore was excluded from the scope of FAS 133.

The conversion feature is a beneficial conversion feature, and is therefore subject to the guidance of EITF Issues No. 98-5 (“98-5”) and No. 00-27 (“00-27”). The embedded conversion feature was recognized and measured according to the 98-5 consensus No. 2(a), by using the difference between the conversion price and the fair value of the common stock at the issue date. The most favorable conversion price available to the investor was used in making this calculation. The value so computed was in excess of the face value of the convertible debentures, and therefore the value recorded was limited to that face value as required by 98-5 consensus 2(b). That value of the beneficial conversion feature was allocated to additional paid-in capital per the guidance of 98-5 consensus 2(a) with the offset recorded as original issue discount to the convertible debenture amortized as interest expense over the term of the convertible debenture per 98-5 consensus 2(b). It should be noted that, even if the least favorable conversion price was used, the value would still be limited to the face value, and subsequent reductions in the conversion price under the contract would not result in a revaluation.

29.

Please disclose the fair value of the warrants issued in conjunction with the convertible debentures and the assumptions used to value the warrants. Disclosure whether you account for the warrants as equity or as a liability.

RESPONSE:    As set forth above, Amendment No. 1 contains updated interim notes to financial statements for the period ended December 31, 2007 and 2006 which includes a discussion related to the fair value of the warrants that the Company accounted for as an equity transaction. In addition, the Company has included disclosure in Amendment No. 1. Please see page 44.

30.	Please clarify whether you have paid interest in shares of your common stock on your 10% secured convertible debentures. If so, please state how the shares of your common stock were valued.

RESPONSE:    Disclosure has been added to Amendment No. 1 of the amount of cash interest payments made to date under the terms of the 10% secured convertible debentures. Please see page 44. The Company has not made any interest payments in shares of its common stock.

31.

You disclose on page 34 that you are subject to the payment to the holders of the outstanding debentures and warrants liquidated damages if the registration statement for which this prospectus is a part is not declared effective within 120 days from the date of the Securities Purchase Agreement (or 150 days if the staff of the SEC reviews the filing), or if all the securities are not registered by April 30, 2008. Please revise your discussion to include the disclosure requirements of paragraph 12 of FSP EITF 00-19-2.

RESPONSE:    As set forth above, Amendment No. 1 contains updated interim notes to financial statements for the period ended December 31, 2007 and 2006 which includes a discussion of the requirements of paragraph 12 of FSP EITF 00-19-2. In addition, disclosure has been added to Amendment No. 1. Please see page 45.

32.	Please tell us whether, based on comment 1, the second closing will occur.

RESPONSE:    As provided in the Securities Purchase Agreement, the second or delayed closing will occur immediately upon effectiveness of the registration statement, but no later than five trading days after effectiveness. There is no discretion in any respect provided to the investors as more fully discussed in item 33 below, and in light of the reduction in the number of shares to be resold pursuant to the registration statement, we do not believe that a primary offering is being undertaken.

33.

We note that you will issue $1,092,000 principal amount of convertible debentures shortly after effectiveness. Please tell us how this is consistent with the guidance set our in paragraph 3S in the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations. Note that we consider agreements that give investors the right to acquire additional securities as providing the investor with an investment decision that suggests the investor is not irrevocably bound. Tell us why these provisions do not provide the investor with such an investment decision.

RESPONSE:    In accordance with Section 2.1(b) of the Securities Purchase Agreement, the second closing for $1,092,001 will occur upon effectiveness of the registration statement, but not later than five trading days thereafter. The reference to “up to” the dollar amount is the same language that appears in the initial paragraph under Section 2.1 and under Section 2.1(a), and is merely reflective that the actual amounts to be allocated to the tranches was not decided until the very point of contract execution. Once the initial tranche of $2,183,000 was fixed, then the dollar amount of $1,092,001 was similarly fixed, and the investors have no discretion as to funding that amount once effectiveness of the registration statement occurs. Accordingly, the obligation to complete the second closing for funding $1,092,001 is fixed and unequivocal, and no discretion is afforded to the investors based on due diligence, discretion or any other factor other than the effectiveness of the registration statement. The investors are at market risk and irrevocably bound to purchase that amount, and there no conditions to closing that are within the investors’ control consistent with paragraph 3S of the March 1999 supplement.

Our Business, page 34

34.

Please describe in this section and, if applicable, the Risk Factors, the company’s dependence on one or a few major customers. We note the disclosure in the footnotes to the financial statement that one customer provided 74% of the company’s revenue for the three months ended September 30, 2007 and the company had $5,395,005 of accounts receivable due from this customer. Please identify any customers representing in excess of 10% of your revenues.

RESPONSE:    Amendment No. 1 has been revised to include a discussion of the Company’s customers which represent more than 10% of its revenues. Please see pages 14 and 52.

35.

We note your disclosure in Risk Factors that compliance with environmental regulations can be expensive. Please disclose the costs and effects of compliance with environmental laws (federal, state and local).

RESPONSE:    Amendment No. 1 has been revised to reflect that while the costs of compliance with environmental regulations can be expensive the Company has yet to incur any such costs. Please see page 13.

Management, page 54

36.

Based on disclosure in other public filings, it appears that Adam Wasserman was previously affiliated with Genesis Technology Group, Inc. and Speedhaul Holdings, Inc. Please disclose these relationships.

RESPONSE:    Mr. Wasserman’s biography in Amendment No. 1 has been revised to include his position as Chief Financial Officer of Genesis Pharmaceuticals Enterprises, Inc. (formerly Genesis Technology Group, Inc.) as well as other of his client companies. Please see page 66. His position with Speedhaul Holdings, Inc., the former name of the Company, was previously disclosed in this section.

Principal Shareholders, page 60

37.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares owned by Genesis Technology Group, Inc.

RESPONSE:    Amendment No. 1 has been revised to disclose that Mr. Cao Wubo, its CEO, is the natural person who has sole voting and/or dispositive powers over securities owned by Genesis Technology Group, Inc., now known as Genesis Pharmaceuticals Enterprises, Inc. Please see page 72.

Selling Security Holders, page 63

38.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by each selling security holder.

RESPONSE:    We believe that the requested information was previously included in the disclosure. Please see pages 75 and 76 of Amendment No. 1.

39.

We note your disclosure that none of the selling security holders are broker-dealers. Please disclose whether any of the entities listed in the selling stockholders table are affiliates of broker-dealers. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

RESPONSE:    Amendment No. 1 has been revised to state that none of the selling security holders are affiliates of broker-dealers. Please see page 76 of Amendment No. 1.

September 30, 2007 Financial Statements

Consolidated Balance Sheet, page F-2

40.

We note the line item included in the stockholders’ equity section herein “Non controlling Interest in Variable Interest Entities” in the amount of $5,954,807. Please explain the nature of this balance, your accounting treatment and the applicable authoritative guidance. We note the June 30, 2007 consolidated balance sheet reports additional paid-in capital in the same amount.

RESPONSE:      The Company has adopted FASB Interpretation No. 46R “Consolidation of Variable Interest Entities” (“FIN 46R”), an Interpretation of Accounting Research Bulletin No. 51. As the staff is aware, FIN 46R requires a variable interest entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns. VIEs are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities. After initial measurement, subsequent accounting for the assets, liabilities, and non-controlling interest of a consolidated variable interest entity are accounted for as if the entity were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would to a consolidated subsidiary as follows:

1.         the carrying amounts of the VIE are consolidated into the financial statements of the Company as the primary beneficiary; and

2.         inter-company transactions and balances, such as revenues and costs, receivables and payables between or among the primary beneficiary and the VIE(s) are eliminated in their entirety.

Since the Company has no direct ownership interest by the primary beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest. In the case of the Company, the majority shareholders of the Company are the equity owners of the VIEs. As per FIN 46R, the equity of the VIE should be shown as ‘Minority Interest’. However, in the case of the Company, as the shareholders are common, the equity of the VIEs has been presented as ‘Non Controlling Interest in Variable Interest Entities’ rather than ‘Minority Interest’ on the Balance Sheet.

Note 6 - Intangible Assets, page F-14

41.	Please tell us your basis in GAAP for the classification of the payment of deposits for land use rights as an investing activity on the statement of cash flows.

RESPONSE:     In accordance FAS 95, Statement of Cash Flows, paragraph 15, investing activities includes acquiring and disposing of property, plant, and equipment and other productive assets, including assets held for or used in the production of goods or services by the enterprise. Additionally, in paragraph 17, cash outflows for investing activities are includes payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets. The Company believes that the purchase of land use rights is equivalent to the purchase of a productive asset. The acquisition of land use rights is a timely process that can take from six months to over one year. Upon the securing of land use rights, it will use this land to develop real estate projects for eventual sale of units to its customers. Due to the length of time that is required to secure land use rights and to develop this land, the Company believes that its classification as an investing activity is appropriate.

Note 14 - Major Customers & Vendors, page F-18

42.

You disclose that one customer provide 73% of your revenue for the three months ended September 30, 2007. We note that as of June 30, 2007, as discussed on page F-40, three customers provided 20%, 36% and 15% of your revenues for an aggregate percentage of 71%. Please revise management’s discussion and analysis to discuss the reasons for these concentrations in greater detail. Discuss the specific projects that drove these concentrations.

RESPONSE:    Management’s Discussion and Analysis in Amendment No. 1 has been revised to discuss the reasons for this concentration in greater detail. Please see pages 32 and 34.

Note 16 - Subsequent Event, page F-18

43.

You state that in October 2007 you sold 1,594,793 shares of common stock to 99 individuals for net proceeds of $1,594,793. However, we note on page F-40 your disclosure that from July to October 2007, you sold 1,468,458 shares of common stock to 67 individuals for net proceeds of $1,468,458. Please i) reconcile these disclosures for us, and ii) tell us and disclose where you have accounted for the impact for those shares that were sold during the quarter ended September 30, 2007. We also note the disclosure in Note 11.

RESPONSE:     The following table reconciles the difference between the disclosures from the Company’s September 2007 10-QSB and the subsequent event footnote that appeared on F-40.

Sale of stock from July 2007 to September 30, 2007	(2)	$ 624,459
Sale of stock from October 1, 2007 to October 12, 2007	(1)	843,999
Total stock sales per June 30, 2007 subsequent events footnote		1,468,458
Sale of stock from October 13 2007 to November 11, 2007	(3)	126,335
Total stock sales per September 30, 2007 footnote		1,594,793
Sale of stock from November 12, 2007 to December 31, 2007		624,459
Total stock sales	(4)	$2,219,252
(1) Represents cut-off date used in June 30, 2007subsequent event footnote
(2) Reported in our September 30, 2007 10-QSB in footnote # 11 as sale of stock as of September 30, 2007
(3) Represents cut-off date used in September 30, 2007 subsequent event footnote
(4) Reported in our December 31, 2007 10-QSB footnote # 12 as sale of stock as of December 31, 2007

Financial Statements for the Years Ended June 30, 2007 and 2006

44.

Please tell us why the June 30, 2007 financial statements are labeled that of Speedhaul Holdings, Inc. and why the audit report was issued under that name. We assume that these financial statements are those of the combined entities subsequent to the Share Exchange Agreements on June 29 2007.

RESPONSE:    The Company changed its name from Speedhaul Holdings, Inc. to Gold Horse International, Inc. subsequent to the filing of the June 30, 2007 Form 10-KSB. Hence, originally the financial statements were labeled that of Speedhaul Holdings, Inc. and the audit report was issued in that name as that was the Company’s name prior to October 29, 2007. The June 30, 2007 financial statements have been updated in Amendment No. 1 to reflect the Company’s name change.

Note 10 - Income Taxes, page F-38

45.	Please tell us the nature of the line item “Foreign income not recognized in the U.S.” in your tax rate reconciliation table.

RESPONSE:    The Company included the line item “Foreign income not recognized in the U.S.” in its tax rate reconciliation table merely to illustrate that it is not subject to the U.S. statutory rate of 34% and that all of its net income related to taxable income in China. In the following it illustrate the China statutory tax rate of 33%.

46.	Please tell us the facts and circumstances that have led to the scenario in which no significant book and tax basis differences exist except for the permanent differences.

RESPONSE:    In connection with its U.S. operations, the Company does not have any temporary differences since its U.S. operations began on June 28, 2007, the date of the share exchange agreement, and it did not incur any expenses during the period. All of the Company’s net income was generated in China and was subject to the income tax laws of the PRC. The Company’s permanent difference specifically related to the disallowance of bad debt expense which was deducted on its financial statements under U.S. GAAP and was not able to be deducted under Chinese tax laws. Accordingly, the Company’s effective tax rate was higher than the China statutory tax rate of 33%.

Form 10-KSB for the Year Ended June 30, 2007

General

47.	Please address the comments for the Form SB-2 in future periodic filings to the extent the comments are applicable.

RESPONSE:    The Company will address the comments contained herein in future periodic filings to the extent the comments were applicable.

48.

We note that the Form 10-KSB contains several other risk factors not included in the Form SB-2. In this regard, for example, we would expect that risks relating to the ownership of your securities starting on page 27 would be applicable to the Form SB-2 as well. Please tell us why you have not included such risk factors, or revise your Form SB-2 accordingly.

RESPONSE:    The risk factors appearing in Amendment No. 1 have been expanded to include several risk factors from the 10-KSB related to the ownership of the Company’s securities and several other risks. Please see pages 12, 23 and 24. A number of the risk factors which appeared in the 10-KSB are either no longer considered a risk by the Company, or are risks which all companies face or are more succulently included in other risk factors appearing in the registration statement.

Item 8A. Controls and Procedures, page 41

49.

We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were not effective as of June 30, 2007. However, you do not explain how you came to this conclusion. Please tell us whether your auditors identified any material weaknesses in your disclosure controls and procedures. Refer to Question 11 of the SEC’s Office of the Chief Accountant Division of Corporation Finance “Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions,” available at http://www.sec.gov/info/accountants/controlfaq1004.htm. We note the same disclosure has been made in your September 30, 2007, Form 10-QSB.

RESPONSE:    The Company advises that the auditors did not identify any material weaknesses in its disclosure controls and procedures. Management of the Company reached the conclusion that its disclosure controls and procedures were not effective as a result of its newly public status and the recent engagement of its chief financial officer.

We trust the foregoing is fully responsive to the staff’s comments.

Sincerely,

/s/ James M. Schneider

cc:	Mr. Adam Wasserman